September 7, 2006

Via Facsimile (313) 568-6893

Mark A. Metz, Esq.
Dykema Gossett PLLC
400 Renaissance Center
Detroit, MI 48243
(313) 568-6800

RE:	Credit Acceptance Corporation
      Schedule TO-I filed August 28, 2006
	File No. 005-45225

Dear Mr. Metz:

      We have the following comments on the above-referenced filing:

Schedule TO-I
Determination of Validity. . . . page 16

1. We note your statement that "[a]ll questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility . . . and acceptance for payment of any tender of shares will be determined by CA, in its sole discretion, and CA`s determination will be final and binding on all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, the last sentence of your section entitled "Conditions of the Tender Offer."

Conditions of the Tender Offer, page 19

2. We note your seventh offer condition regarding "any change or event has occurred or is threatened in CA or CA`s subsidiaries` business, condition (financial or otherwise,) income, operations or prospects. . . . (emphasis added)"  Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

3. We reference the first sentence of your seventh offer condition. Describe what you mean by any change occurring or threatened in your "stock ownership" that is contemplated. Finally, tell us why it is appropriate that you may make such offer condition based on a "threatened" change as contemplated by this condition. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Source and Amount of Funds, page 21

4. Please eliminate the phrase from the last paragraph that the summary "is qualified in its entirety" by reference to the related agreements, which are exhibits to the Schedule TO. The qualification suggests that the offer summary may not be materially complete.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to me at (202) 551-3257.  You may also
Contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions